UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	(X)Form 10-K	()Form 20-F	()Form 11-K	()Form 10-Q	()Form 10-D	()Form N-SAR	()Form N-CSR
For Period Ended: December 31, 2012

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

GENETHERA, INC.
Full Name of Registrant:

N/A
Former Name if Applicable

7577 W. 103rd  Ave. Suite 212
Address of Principal Executive Office (Street and Number)

Westminster, CO  80021
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

( )	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, 10-Q, Form N-SAR, or portion thereof, will be filed on or before the nineteenth calendar day following the prescribed due date; or the subject quarterly of transition report on Form 10-Q, or portion thereof be filed on or before the fifth calendar day following prescribed due date; and

( )	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Annual Report on Form 10-K for the year ended December 31, 2012 within the prescribed period due to our auditors not receiving the financial data on ample time for their review by our accounting firm. Such setback prevents the Company from filing the Annual Report with unreasonable effort or expense. The Company fully expects to be able to file within the additional time allowed by this report.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Tannya L. Irizarry	(303)	439-2085
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

(X) Yes    () No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

() Yes    (X) No

GENETHERA, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 28, 2013	By: /s/ TANNYA L. IRIZARRY
Tannya L. Irizarry
CFO (Interim)